SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A



                   Under the Securities Exchange Act of 1934

                                Amendment No. 3


                             ONCOGENE SCIENCE, INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
- ---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  682305 10 7
                               -----------------
                                 (CUSIP Number)


                             Donna J. Roberts, Esq.
                                   Secretary
                            The Dow Chemical Company
                                2030 Dow Center
                            Midland, Michigan 48674
                                 (517) 636-1000
- ---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 28, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.  682305 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its              The Dow Chemical Company
     I.R.S. Identification Number                  38-1285128
___________________________________________________________________________

2)   Check the Appropriate Box if                                   (a)[  ]
     a Member of a Group                                            (b)[ X]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                                     0
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                                0
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                                  0
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                      0.0%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

     This Amendment No. 3 amends the Statement on Schedule 13D of The Dow Chemical Company ("Dow") dated December 11, 1992, as amended through the date hereof, with respect to the Common Stock of Oncogene Science, Inc. (the "Issuer"). This Amendment is filed solely to reflect the fact that as of June 28, 1995, Dow no longer has any potential deemed beneficial interest in any securities of the Issuer.

Items 5 and 6 of Dow's Statement on Schedule 13D with respect to securities of the Issuer are hereby amended to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
- -------   -------------------------------------

     (a) - (b) Neither Dow nor, to the knowledge of Dow, any director or executive officer of Dow beneficially owns any securities of the Issuer.

     (c) None. On June 28, 1995, Dow disposed of its ownership interest in Marion Merrell Dow Inc. ("MMD"), the direct beneficial owner of the securities previously reported in Schedule 13D filings as potentially deemed beneficially owned by Dow.

     (d)  None.

     (e) To the extent Dow may have been deemed to have any beneficial interest in the Issuer's Common Stock, such interest terminated on June 28, 1995.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
- -------   RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships between Dow and any other person with respect to any securities of the Issuer.

                                   SIGNATURE
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE DOW CHEMICAL COMPANY



Date:  July 10, 1995             By:
                                    -----------------------------------
                                    Enrique C. Falla
                                    Executive Vice President
                                    and Chief Financial Officer